UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERLAND, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

458726 10 6

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

SCHEDULE  13G

CUSIP No. 458726 10 6	Page 2 of 5 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): Kenneth Gavranovic
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /_/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 9,120,523 [1]
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 9,120,523 [1]
8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,120,523 [1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.48%
12.	TYPE OF REPORTING PERSON* IN

Item 1.	(a)	Name of Issuer:
Interland, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
303 Peachtree Center Avenue Suite 500 Atlanta, GA 30303
Item 2.	(a)	Person Filing:
Kenneth Gavranovic
	(b)	Address of Principal Business Office:
303 Peachtree Center Avenue Suite 500 Atlanta, GA 30303
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
458726 10 6

Item 3.	N/A

Item 4.	Ownership.
	(a)	Amount Beneficially Owned:	9,120,523[1]
	(b)	Percent of Class:	19.48%

Number of shares as to which reporting person has:
(c)
(i)	Sole Voting Power:	9,120,523[1]
(ii)	Sole voting power:	0
(iii)	Sole dispositive power:	9,120,523[1]
(iv)	Shared dispositive power:	0

Item 5.	N/A

Item 6.	N/A

Item 7.	N/A

Item 8.	N/A

Item 9.	N/A

Item 10.	N/A

1 Includes 108,000 shares subject to exercisable options. Does not include an aggregate of 21,600 shares issuable to Mr. Gavranovic’s mother pursuant to exercisable options, with respect to which Mr. Gavranovic disclaims beneficial ownership. Does not include an aggregate of 11,666 shares issuable to Mr. Gavranovic’s fiancée pursuant to exercisable options, with respect to which Mr. Gavranovic disclaims beneficial ownership.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001 (Date)

/s/ Kenneth Gavranovic (Signature)

Kenneth Gavranovic Chairman of the Board President and Chief Executive Officer (name/title)